

April 4, 2014

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Darden Restaurants, Inc.**
Definitive Additional Soliciting Materials
Filed on Schedule 14A by Starboard Value LP, Starboard Value and Opportunity
Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP ,
Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
Bradley D. Blum, Charles M. Stonsteby, Robert Mock and Craig S. Miller
Filed April 1, 2014
File No. 1-13666

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

<u>General</u>

1. Refer generally to conclusory statements that are made on the slides included in "A
Primer on Darden's Real Estate" and the investor presentation. We remind you of prior
comment 14 of our initial letter dated March 5, 2014. If expressing a reasonably
supported opinion, then please clearly distinguish your opinion from assertions of fact.
For example, the following non-exclusive list of assertions should be recharacterized in
future filings as your opinion:

   - "even at a significant discount…a real estate separation still creates meaningful
     value…";
   - "[m]anagement has misled shareholders regarding potential debt breakage costs…";
   - "[s]ubstantial value could be created by spinning off Darden's properties into a new

REIT…"
- "…we see no reason why the OpCo could not retain its investment grade rating…"; and,
- "…both the OpCo and the REIT could maintain investment grade ratings…"

2.   Please refer to Part III of the Primer presentation. The inclusion of asset valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for <u>and limitations</u> on the projected realizable values. Although you have set forth what you believe to be the appropriate basis for the valuations, there is a lack of disclosure highlighting the limitations inherent in projected and implied values. Further, given that each slide and projected valuation builds upon or is related to the next, the limitations of each data set should be <u>consistently</u> highlighted. Please file materials that clarify the limitations of all the valuations referenced in your presentations. Refer generally to Rule 14a-9.

3.   Further, to our comment above, each time approximate valuations are disclosed, please prominently highlight that there can be no assurance that the estimates are reflective of actual realizable value. Disclosure throughout Part III should be accompanied with such qualifications. Refer generally to Rule 14a-9.

4.   Please refer to our prior comment and disclosure in Section VI, page 62 where the participants state that a Darden REIT "would still likely trade at a substantial premium to where Darden currently trades…" Please qualify this statement as your opinion and include disclosure that there can be no assurance of any future projected trading value for a Darden REIT. Please also be mindful of the prohibition in Rule 14a-9, note A.

5.   Please disclose that the analysis provided by Green Street may not be consistent with the analysis of other financial advisors and accordingly, shareholders should understand that different analysis may yield different results.

6.   Please supplementally provide us with the materials used by the financial advisor and Starboard, marked to show the relevant data that has been extrapolated to produce the information on page 30 of the Primer. Similarly, please also provide appropriately marked pages of the relevant debt instruments you have reviewed in support of the assertions you make in Section V.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions